Certificate Pursuant to National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer
TO: CANADIAN SECURITIES REGULATORY AUTHORITIES
Harvest Operations Corp. (the “Corporation”) on its on behalf and on behalf of Harvest Energy Trust (the “Trust”) hereby certifies, pursuant to paragraph 2.20(c) of National Instrument 54-101 (“N.I. 54-101”), that it is relying upon section 2.20 of N.I. 54-101 in connection with the proxy-related materials relating to the special meeting of the Trust’s unitholders and the Corporation’s exchangeable shareholders scheduled for February 2, 2006 and that it has made the arrangements described in paragraphs 2.20(a) and 2.20(b) of N.I. 54-101.

Dated: January 6, 2006.

HARVEST OPERATIONS CORP.

Per:	(signed) “David J. Rain”

Vice President, Chief Financial Officer and
Corporate Secretary
Harvest Operations Corp.